# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORTUNA MINING CORP., CIK 0001341335
CUSIP: 349942102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1111 MELVILLE STREET, SUITE 820, VANCOUVER, Canada (Federal Level) (Z4), V6E 3V6
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 20,902,791; sole dispositive power 20,902,791; aggregate amount beneficially owned 20,902,791 (6.84% of the class)

## Item 1. Issuer
Name of issuer: FORTUNA MINING CORP.
Address of issuer's principal executive offices: 1111 MELVILLE STREET, SUITE 820, VANCOUVER, Canada (Federal Level), V6E 3V6

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York NY 10017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 20902791
Percent of class: 6.84
Sole power to vote or to direct the vote: 20902791
Sole power to dispose or to direct the disposition: 20902791

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Assistant Vice President, Van Eck Associates Corporation (05/15/2026)